UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 333-281693

HOMESTOLIFE LTD

(Registrant’s Name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On September 30, 2024, HOMESTOLIFE LTD (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with US Tiger Securities, Inc., as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,437,500 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $4 per share, including 187,500 shares sold upon full exercise of the underwriter’s option to purchase additional shares. The Company’s Registration Statement on Form F-1 (File No. 333-281693) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on September 30, 2024.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is attached hereto as Exhibit 10.1 to this Current Report on Form 6-K (this “Report”), and which its incorporated herein in its entirety by reference.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter, nomination committee charter and a clawback policy, copies of which are attached as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and incorporated herein by reference.

On September 30, 2024, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.6 to this Report.

On October 2, 2024, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.7 to this Report.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 30, 2024 by and between the Company and US Tiger Securities, Inc.
99.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)
99.2	Charter of the Audit Committee
99.3	Charter of the Compensation Committee
99.4	Charter of the Nominating and Corporate Governance Committee
99.5	Clawback Policy (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form F-1 (file No. 333-281693) filed with the SEC on August 22, 2024)
99.6	Press Release, dated September 30, 2024
99.7	Press Release, dated October 2, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: October 2, 2024	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer

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